EXHIBIT 3.6

EFFECTIVE DATE AND TIME:

January 17, 2007, 6:01 p.m. MST

ARTICLES OF MERGER

of

THE STOCKMEN’S BANCORP, INC.

with and into

ZIONS BANCORPORATION

These ARTICLES OF MERGER are executed and submitted for filing as of January 17, 2007, by ZIONS BANCORPORATION, a corporation organized and existing under the laws of the State of Utah, with its principal office in Salt Lake City, County of Salt Lake, State of Utah (“Zions Bancorporation”), with respect to its merger with THE STOCKMEN’S BANCORP, INC., a corporation organized and existing under the laws of the State of Arizona, with its principal office located in Kingman, County of Mohave, State of Arizona (“TS Bancorp”), pursuant to the requirements of Utah Code Ann. § 16-10a-1105. The terms and conditions of the merger of Zions Bancorporation and TS Bancorp (the “Merger”) are set forth in the Amended and Restated Plan of Merger dated January 10, 2007, by and between Zions Bancorporation and TS Bancorp, attached as Exhibit A (the “Merger Agreement”).

1. Pursuant to the Merger Agreement, TS Bancorp shall be merged with and into Zions Bancorporation. The corporation resulting from the Merger shall be Zions Bancorporation which shall continue to operate under its current articles of incorporation, bylaws and title, from the principal office address set forth below:

Zions Bancorporation

One South Main, Suite 1380

Salt Lake City, Utah 84111

2. Pursuant to Utah Code Ann. § 16-10a-1103, approval of the Merger Agreement by shareholders of Zions Bancorporation is not required.

3. The number of shares of stock outstanding of TS Bancorp, the number of shares entitled to vote with respect to the adoption of the Merger Agreement and the designation of shares entitled to vote as a class with respect thereto, are set forth below:

Class of Shares	Total Number of Shares Outstanding	Number of Shares Entitled to Vote	Designation of Shares Entitled to Vote as a Class
Common Stock, no par value	348,713	348,713	none

4. The number of shares of stock of TS Bancorp voted for and against the Merger Agreement at a special meeting of shareholders held on January 12, 2007 is set forth below:

Class of Shares	Number of Shares Voted For	Number of Shares Voted Against	Number of Shares Abstaining
Common Stock, no par value	324,936	146	864

The number of votes cast in favor of the Merger Agreement by shareholders of TS Bancorp is sufficient for its approval.

5. The Merger Agreement and the performance of its terms by Zions Bancorporation and TS Bancorp, respectively, have been duly authorized by all action required by its terms, the laws of the United States and the States of Utah and Arizona and the articles of incorporation and bylaws of the respective corporations.

6. The effective time of the Merger shall be 6:01 p.m. Mountain Standard Time on January 17, 2007.

The undersigned hereby affirms that he has read the foregoing Articles of Merger, is familiar with their contents, and verifies and affirms their truthfulness.

IN WITNESS WHEREOF, Zions Bancorporation has caused these Articles of Merger to be executed on its behalf by its officer, as of the date first written above.

ZIONS BANCORPORATION

By:	/s/ Doyle L. Arnold
Doyle L. Arnold
Vice Chairman and Chief Financial Officer

EXHIBIT A

PLAN OF MERGER

AMENDED AND RESTATED PLAN OF MERGER

This Amended and Restated Plan of Merger is made and entered into as of January 10, 2007, between THE STOCKMEN’S BANCORP, INC. (“TS Bancorp”), a corporation organized under the laws of the State of Arizona, and ZIONS BANCORPORATION (“Zions”), a corporation organized under the laws of the State of Utah. TS Bancorp and Zions are hereinafter sometimes individually called a “Constituent Corporation” and collectively called the “Constituent Corporations.”

RECITALS

TS Bancorp is a corporation duly organized, validly existing, and in good standing under the laws of the State of Arizona. As of June 30, 2006 the authorized capital stock of TS Bancorp consisted of 1,000,000 shares of Common Stock, no par value, of which 336,835 shares were issued and outstanding.

Zions is a corporation duly organized, validly existing, and in good standing under the laws of the State of Utah. As of June 30, 2006, the authorized capital stock of Zions consisted of 3,000,000 shares of Preferred Stock, without par value, of which no shares were issued and outstanding, and 350,000,000 shares of Common Stock, without par value, of which 106,611,731 shares were issued and outstanding.

Zions, TS Bancorp, National Bank of Arizona, and The Stockmen’s Bank have entered into an Agreement and Plan of Reorganization, dated September 8, 2006 and amended as of September 25, 2006 (the “Plan of Reorganization”), setting forth certain representations, warranties, and agreements in connection with the transactions therein and herein contemplated, which contemplates the merger of TS Bancorp with and into Zions (the “Merger”) in accordance with this Amended and Restated Plan of Merger (the “Plan”). A Plan of Merger was made and entered into as of September 8, 2006 between the Constituent Corporations and is amended and restated hereby to conform its terms to those to which the Constituent Corporations agreed in the September 25, 2006 amendment to the Plan of Reorganization.

The Boards of Directors of each of TS Bancorp and Zions deem the Merger advisable and in the best interests of each corporation and its shareholders. The Boards of Directors of each of TS Bancorp and Zions, by resolutions duly adopted, have approved the Plan of Reorganization and this Plan. The Board of Directors of TS Bancorp, by resolutions duly adopted, has directed that this Plan, and authorization for the transactions contemplated hereby, be submitted to shareholders of TS Bancorp for approval. Pursuant to the Utah Revised Business Corporation Act, action by the shareholders of Zions is not required.

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At the Effective Time (as defined in article 1) shares of TS Bancorp common stock shall be converted into the right to receive shares of the common stock of Zions, without par value (the “Zions Stock”), as provided herein.

In consideration of the premises and the mutual covenants and agreements herein contained and subject to the terms and conditions of this Plan, the parties hereto hereby covenant and agree as follows:

Article 1.

MERGER.

TS Bancorp shall be merged with and into Zions on the date and at the time to be specified in the Articles of Merger to be filed with the Division of Corporations and Commercial Code of the State of Utah pursuant to section 16-10a-1105 of the Utah Revised Business Corporation Act and with the Arizona Corporation Commission pursuant to section 10-1105 of the Arizona Business Corporation Act (the “Effective Time”).

Article 2.

EFFECT OF THE MERGER.

(a) TS Bancorp and Zions shall be a single corporation, which shall be Zions. Zions is hereby designated as the surviving corporation in the Merger and is hereinafter sometimes called the “Surviving Corporation.”

(b) The separate existence of TS Bancorp shall cease.

(c) Zions shall have all the rights, privileges, immunities, and powers and shall assume and be subject to all the duties and liabilities of a corporation organized under the Utah Revised Business Corporation Act.

(d) The Surviving Corporation shall thereupon and thereafter possess all of the rights, privileges, immunities, and franchises, of a public as well as of a private nature, of each of the Constituent Corporations; and all property, real, personal and mixed, and all debts due on whatever account, including subscriptions to shares and all other choses in action, and all and every other interest of and belonging to or due to each of the Constituent Corporations shall be taken and deemed to be transferred to and vested in the Surviving Corporation without further act or deed; and the title to any real estate, or any interest therein, vested in either of the Constituent Corporations shall not revert or be in any way impaired by reason of the Merger.

(e) The Surviving Corporation shall thenceforth be responsible and liable for all the liabilities and obligations of each of the Constituent Corporations; and any claim existing or action or proceeding pending by or against either of the Constituent Corporations may be prosecuted as if the Merger had not taken place, or the Surviving Corporation may be substituted in its place. The Surviving Corporation expressly assumes and agrees to perform all of TS Bancorp’s liabilities and obligations. Neither the rights of creditors nor any liens upon the property of either Constituent Corporation shall be impaired by the Merger.

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(f) Any taxes, penalties, and public accounts of the State of Utah and the State of Arizona, claimed against either of the Constituent Corporations but not settled, assessed, or determined prior to the Merger shall be settled, assessed, or determined against the Surviving Corporation and, together with interest thereon, shall be a lien against the franchises and property, both real and personal, of the Surviving Corporation.

(g) The articles of incorporation of Zions as they exist immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Corporation until later amended pursuant to Utah law.

(h) The bylaws of Zions as they exist immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until later amended pursuant to Utah law.

(i) The authorized shares of capital stock of Zions as of the Effective Time shall be 3,000,000 shares of Preferred Stock, without par value, and 350,000,000 shares of Common Stock, without par value.

(j) Subject to the terms, conditions, and limitations set forth herein, at the Effective Time and until surrendered for exchange and payment, each outstanding stock certificate that, prior to the Effective Time, represented shares of TS Bancorp Stock, other than any shares of TS Bancorp Stock held by Zions (other than in a fiduciary, representative, or custodial capacity), which shall be canceled without any payment therefor, shall, by virtue of this Agreement and without any action on the part of the holder or holders, cease to represent an issued and existing share and shall be converted into a right to receive from Zions, and shall for all purposes represent the right to receive, upon surrender of the certificate formerly representing such shares, a certificate representing the number of shares of Zions Stock equal to the product of the number of TS Bancorp Shares formerly represented by that certificate and the Exchange Ratio.

(k) With respect to any matters relating to stock certificates representing Zions Shares, Zions may rely conclusively upon the record of shareholders maintained by TS Bancorp containing the names and addresses of the holders of record of TS Bancorp Shares at the Effective Time.

(l) The terms set forth below are used in this Plan with the following meanings:

(i) “Business Day” shall mean any day that is not a Saturday, a Sunday, or a day on which banks are required or authorized by law to be closed in the State of Arizona.

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(ii) “Exchange Ratio” shall mean the fraction, rounded to the nearest ten-thousandths of an integer, obtained by dividing the Issuable Zions Shares by the number of shares of the Common Stock of TS Bancorp that shall be issued and outstanding at the Effective Time.

(iii) “Issuable Zions Shares” shall mean the Purchase Price divided by the Zions Divisor.

(iv) “Purchase Price” shall mean $210 million as increased or reduced in accordance with the subsections (A) and (B) of this section 2(l)(iv).

(A) The Purchase Price shall be increased by $2,325,198.

(B) The tax-effected excess of the value of liabilities and obligations of TS Bancorp and TS Bank at the Effective Time to make future payments in connection with TS Bank’s Supplemental Executive Retirement Plan and related agreements over the expense accrual on the books of TS Bancorp and TS Bank as of June 30, 2006 for such liabilities and obligations shall be a reduction of the $210 million purchase price. The Constituent Corporations stipulate and agree that the tax-effected amount of such excess for purposes of this section 2(l)(iv)(B) is $1,498,000.

(v) “Zions Divisor” shall mean $81.08.

(vi) “Zions Stock” shall mean the common stock of Zions, without par value.

(m) Notwithstanding anything to the contrary herein, no shares of Zions Stock shall be issued in respect of any shares of TS Bancorp Stock the holders of which shall object to the Merger in writing and demand payment of the value of their shares pursuant to article 13 of title 10 of the Arizona Business Corporation Act, and as a result payment therefor is made, such holders to have only the rights provided by article 13 of title 10 of the Arizona Business Corporation Act.

(n) Zions will, promptly after the Effective Time, issue and deliver to Zions Bank, in its capacity as the Exchange Agent designated as such pursuant to section 6(a), the share certificates representing shares of Zions Stock (each a “New Certificate”) to be remitted to holders of TS Bancorp Shares in accordance with this Plan.

(o) At the Effective Time, each stock option to purchase TS Bancorp Stock not exercised prior to the Effective Time, whether vested or unvested, shall automatically be cancelled and shall cease to represent a purchase right of any nature. Zions hereby expressly declines to assume any TS Bancorp stock options, to substitute options to purchase Zions Stock in place of any TS Bancorp stock options, or to assume any obligations under any stock plans under which TS Bancorp stock options have been or may be issued.

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Article 3.

ACTS TO CARRY OUT PLAN.

(a) TS Bancorp and its officers and directors shall do all such acts and things as may be necessary or proper to vest, perfect, or confirm title to such property or rights in Zions and otherwise to carry out the purposes of this Plan.

(b) If, at any time after the Effective Time, Zions shall consider or be advised that any further assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect, or confirm, of record or otherwise, in Zions its right, title, or interest in or under any of the rights, properties, or assets of TS Bancorp acquired or to be acquired by Zions as a result of, or in connection with, the Merger, or (ii) otherwise carry out the purposes of this Plan, TS Bancorp and its officers and directors shall be deemed to have granted to Zions an irrevocable power of attorney to execute and deliver all such proper deeds, assignments, and assurances in law and to do all acts necessary or proper to vest, perfect, or confirm title to and possession of such rights, properties, or assets in Zions and otherwise to carry out the purposes of this Plan; and the officers and directors of Zions are fully authorized in the name of TS Bancorp or otherwise to take any and all such action.

Article 4.

FRACTIONAL SHARES.

Zions will not issue fractional shares of its stock. In lieu of fractional shares of Zions Stock, if any, each shareholder of TS Bancorp who is entitled to a fractional share of Zions Stock shall receive an amount of cash equal to the product of such fraction times the average of the last sale price of Zions Stock as reported in the Wall Street Journal or, if no such sale price is so reported, the last sale price as reported by such other source upon which Zions and TS Bancorp shall mutually agree, or if no such sale takes place, the mean (unrounded) of the closing bid and asked prices of Zions Stock as reported on the Nasdaq Global Select Market, or in its absence by such other source upon which Zions and TS Bancorp shall mutually agree, during the twenty consecutive trading days ending on and including the trading day that is the eighth Business Day preceding the Effective Time, if that day is a trading day, or, if that day is not a trading day, the subsequent calendar day that is a trading day; provided that if during the period that comprises those twenty consecutive trading days Zions shall publicly release its quarterly earnings, the twenty consecutive trading days most immediately prior to that release shall instead be used. Such fractional share interest shall not include the right to vote or to receive dividends or any interest thereon.

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Article 5.

DIVIDENDS; INTEREST.

No shareholder of TS Bancorp entitled to receive Zions Stock in the Merger will be entitled to receive dividends on his or her Zions Stock until he or she exchanges his or her certificates representing TS Bancorp Shares for Zions Stock. Any dividends declared on Zions Stock to holders of record on or after the Effective Time shall, with respect to stock to be delivered pursuant to this Plan to such shareholders of TS Bancorp who are entitled to exchange and have not exchanged their certificates representing TS Bancorp Shares for Zions Stock, be paid to the Exchange Agent as designated in article 6 of this Plan and, upon receipt from such a former TS Bancorp shareholder of certificates representing TS Bancorp Shares, the Exchange Agent shall forward to such former TS Bancorp shareholder (a) certificates representing his or her shares of Zions Stock, (b) dividends declared thereon subsequent to the Effective Time (without interest), (c) the cash value of any fractional shares determined in accordance with article 4 of this Plan, and (d) the cash portion of the consideration to which such shareholder is entitled.

Article 6.

DESIGNATION OF EXCHANGE AGENT.

(a) The parties hereto hereby designate Zions First National Bank, a national banking association with its head office in Salt Lake City, Utah (“Zions Bank”), as Exchange Agent to effect the exchanges contemplated by this Plan.

(b) If any share certificate representing shares of Zions Stock is to be issued in a name other than that in which the corresponding certificate which, immediately prior to the effectiveness of the Merger, had represented Zions Shares (an “Old Certificate”) surrendered for exchange was issued, the Old Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and the person requesting such exchange shall pay to Zions Bank any transfer or other taxes required by reason of the issuance of the share certificate representing shares of Zions Stock in any name other than that of the registered holder of the Old Certificate surrendered, or establish to the satisfaction of Zions Bank that such tax has been paid or is not payable.

(c) If Old Certificates are not surrendered and exchanged for New Certificates prior to two years after the Effective Time (or, in any particular case, prior to the date before the second anniversary of the Effective Time on which the whole shares of TS Bancorp Stock, the dividends and other distributions, if any, and cash in lieu of fractional shares described below would otherwise escheat to or become the property of any Governmental Authority), (i) the number of whole shares of Zions Stock into and for which the shares of TS Bancorp Stock theretofore represented by such Old Certificates shall have been converted, (ii) the amount of dividends and other distributions, if any, which theretofore have become payable to holders of record at or after the Effective Time with respect to such number of whole shares of Zions Stock, (iii) the amount of dividends and other distributions, if any, declared by TS Bancorp payable to holders of record of shares of TS Bancorp Stock at a time prior to the Effective Time but payable subsequent to the Effective Time, (iv) the amount of dividends and other distributions, if any, which subsequently become payable with respect to such number of whole shares of Zions Stock, and (v) the amount of cash in lieu of fractional shares which would have been payable with respect to the shares of TS Bancorp Stock theretofore represented by such Old Certificates,

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shall become the property of Zions (and, to the extent not in its possession, shall be paid over to it), free and clear of all claims or interest of any other Person previously entitled thereto. Notwithstanding the foregoing, neither Zions nor its agents or any other Person shall be liable to any former holder of TS Bancorp Stock for any property delivered to a public official pursuant to applicable abandoned property, escheat, or similar laws.

Article 7.

COUNTERPARTS.

This Plan may be executed in two or more counterparts each of which shall be deemed to constitute an original, but such counterparts together shall be deemed to be one and the same instrument and to become effective when one or more counterparts have been signed by each of the parties hereto. It shall not be necessary in making proof of this Plan or any counterpart of this Plan to produce or account for the other counterpart or counterparts.

Article 8.

INTERPRETATION.

Article titles, headings to articles, and any table of contents are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Plan. Exhibits referred to in this Plan shall be construed with and as an integral part of this Plan to the same extent as if they were set forth verbatim in this Plan. As used in this Plan, “include,” “includes,” and “including” are deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of like import; “writing,” “written,” and comparable terms refer to printing, typing, lithography, and other means of reproducing words in a visible form; references to a person are also to his, her, or its successors and assigns; except as the context may otherwise require, “hereof,” “herein,” “hereunder,” and comparable terms refer to the entirety of this Plan and not to any particular article, section, or other subdivision of this Plan or attachment to this Plan; references to any gender include the other; except as the context may otherwise require, the singular includes the plural and vice versa; references to any agreement or other document are to such agreement or document as amended and supplemented from time to time; references to “article,” “section,” or another subdivision or to an “Exhibit” or “Schedule” are to an article, section, or subdivision of this Plan or an “Exhibit” or “Schedule” to this Plan. The parties hereto acknowledge that each party and its counsel have reviewed and revised this Plan and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation, construction, and enforcement of this Plan or any amendment, schedule, or exhibit to this Plan.

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Article 9.

CHOICE OF LAW AND VENUE.

This Plan shall be governed by, construed, and enforced in accordance with the laws of the State of Utah, without giving effect to the principles of conflict of law thereof. The parties hereby designate Salt Lake County, Utah to be the proper jurisdiction and venue for any suit or action arising out of this Plan. Each of the parties consents to personal jurisdiction in such venue for such a proceeding and agrees that it may be served with process in any action with respect to this Plan or the transactions contemplated by this Plan by certified or registered mail, return receipt requested, or to its registered agent for service of process in the State of Utah. Each of the parties irrevocably and unconditionally waives and agrees, to the fullest extent permitted by law, not to plead any objection that it may now or hereafter have to the laying of venue or the convenience of the forum of any action or claim with respect to this Plan or the transactions contemplated thereby brought in the courts aforesaid.

Article 10.

ADJUSTMENTS FOR CERTAIN EVENTS.

Anything in this Plan to the contrary notwithstanding, all prices per share and exchange ratios referred to in this Plan shall be appropriately adjusted to account for stock dividends, for split-ups, and for reclassifications that are caused by mergers, recapitalizations, combinations, conversions, exchanges of shares or the like, but not for issuances of stock other than in connection with the foregoing and not for normal and recurring cash dividends declared or paid in a manner consistent with the established practice of the payer or for the dividend addressed in section 8.08(b) of the Plan of Reorganization.

Article 11.

BINDING AGREEMENT.

This Plan shall be binding upon the parties and their respective successors and assigns.

Article 12.

AMENDMENT.

To the extent permitted by law, this Plan may be amended, supplemented, or interpreted at any time prior to the Effective Time by written instrument duly authorized and executed by each of the parties, provided that this Plan may not be amended after the action by shareholders of TS Bancorp in any respect that would prejudice the economic interests of such TS Bancorp shareholders, or any of them, except as specifically provided herein or by like action of such shareholders.

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Article 13.

TERMINATION.

This Plan shall terminate and be abandoned upon (i) termination of the Plan of Reorganization or (ii) the mutual consent of TS Bancorp and Zions at any time prior to the Effective Time, and there shall be no liability on the part of either of the parties hereto (or any of their respective officers or directors) except to the extent provided in the Plan of Reorganization.

IN WITNESS WHEREOF, the parties have executed this Plan as of the date first above written.

ZIONS BANCORPORATION

By:	/S/ DOYLE L. ARNOLD
Doyle L. Arnold
Vice Chairman and Chief Financial Officer

THE STOCKMEN’S BANCORP, INC.

By:	/S/ FARREL HOLYOAK
Farrel Holyoak
President and Chief Operating Officer

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